new gold inc.

NEW GOLD INC.

(formerly DRC Resources Corporation)
(An Exploration Stage Company)

2005

THIRD QUARTER REPORT

new gold inc.

Letter to Shareholders

(All dollar amounts in Canadian dollars unless otherwise indicated)

I am pleased to be able to report on another hardworking, eventful and successful quarter. The very high level of activity continued at your Company's New Afton copper-gold project, located 10 kilometres west of Kamloops, British Columbia, Canada. All of your management, employees and directors are focused on the primary task of endeavouring to move this project forward and creating shareholder value.

During the quarter we were pleased to be able to announce (September 16, 2005) that the originally planned program of underground excavation had been completed ahead of schedule. A total of 1912 metres (m) of advance was completed which included the main exploration decline, and the cross-cuts, in addition to drill bays and sumps. At that time we were also able to announce that the Company had made the decision to extend the main exploration decline at least an additional 125m to the west in order to facilitate additional exploration diamond drilling. In addition, the decision was made to advance the north cross-cut up to an additional 125m further to the northeast in order to facilitate additional sampling of different styles of copper-gold mineralization. This work was funded by the issuance of $3 million of Flow-Through common shares in a non-brokered private placement, which closed subsequent to quarter end (on October 5, 2005). As a result, our current (November 3, 2005) cash position is in excess of $15 million, which is more than adequate to fully fund our anticipated plans throughout 2006, including the feasibility study.

The main exploration decline provides the access required to complete systematic infill drilling which is required to better define the grade and geometry of the mineralization and which will also provide the information necessary to ultimately (upon completion of a feasibility study) convert the resources to reserves. We continue to systematically release the results of this infill program on a sectional basis. The most recently released results during the quarter (August 24, 2005) continued to indicate a good correlation with the resource model and on section 64E copper-gold mineralization was intersected approximately 40m vertically below the bottom of the resource model, indicating that the mineralization may remain open at depth. The program of infill drilling is scheduled for completion by year-end 2005.

The cross-cut provides the access required to analyze potential mining methods and the metallurgy. On August 4, 2005 the Company was pleased to be able to announce that the cross-cut had intersected copper-gold mineralization approximately where indicated by the resource model and that it was intersected on schedule. Subsequent to quarter end we were able to report that underground sampling in the cross-cut intersected higher grade mineralization than indicated by the resource model.

The information obtained from the underground work will be used as the basis for the technical studies required tocomplete the feasibility study. This study will determine the potential, nature and economic parameters for developing a new underground mine to extract this mineralization.

The short-listed engineering companies, who have expressed their interest in completing the feasibility study, have received the final request for proposals, and the Company expects to select the successful candidate by the end of November, 2005. It is anticipated that this study could be completed during the second half of 2006. In addition, the initial permitting process has begun and is ongoing.

We continue to be excited about the future prospects of New Gold Inc. and our New Afton copper-gold project. While preliminary studies indicate the project is potentially economic at conservative metal prices, we are nonetheless once again pleased to see the strength of the metal prices throughout the quarter.

In closing, I would again like to thank all our shareholders for their support and I look forward to welcoming more new shareholders in the months ahead. I would also like to, once again, acknowledge the outstanding efforts of our growing group of New Gold Inc. employees who have been, and continue to be, the driving force behind the good news which I am privileged to report.

Chris Bradbrook
President and CEO
New Gold Inc.

November 3, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS AT SEPTEMBER 30, 2005

This Management Discussion and Analysis ("MD&A") is intended to supplement the Company's consolidated financial statements and notes ("Statements") thereto and compares the financial results of the third quarter of 2005 with those of the comparative quarter in 2004. The reader is encouraged to review the Statements in conjunction with this document as well as the statements and MD&A as filed for the year ended December 31, 2004. This report is dated November 3, 2005 and the Company's public filings, including its most recent Annual Information Form, can be reviewed via the SEDAR website (www.sedar.com).

The Company prepares and files its financial statements and MD&A in Canadian ("CDN") dollars and in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). A note to the financial statement reconciling the figures to United States Generally Accepted Accounting Principles ("USGAAP") is included in the annual audited Statements.

Effective June 1, 2005, the Company changed its name from DRC Resources Corporation to New Gold Inc. and changed its stock symbol to NGD on both the TSX and AMEX exchanges.

BUSINESS OVERVIEW

Afton Copper-Gold Project

The Company continues to move the development of the Afton copper-gold project ("Project") beyond the February 2004 Advanced Scoping Study ("Scoping Study") by continuing to advance its underground development program which commenced in late 2004. During the third quarter of 2005 the initially planned development and cross-cut decline was completed to a total length of 1,919 metres. In addition, the Company achieved 8,508 metres of underground drilling during the quarter and has now attained a total distance of 17,671 metres at the quarter end. The drilling program has now been expanded in order to complete closer-spaced drilling in some areas, and is now forecast to be up to a total of 27,000 metres when complete. In order to accelerate the drilling rate, the Company anticipates adding a third underground diamond drill in the fourth quarter. In addition, the Company has decided to extend the main exploration decline at least an additional 125m to the west in order to facilitate additional exploration diamond drilling to test for extensions of the mineralization to the west and at depth. The decline is expected to be completed in 2005 and the drilling will commence following completion of the in-fill drilling program.

One drilling section was announced in the third quarter, in addition to the prior three released in the second quarter, from the completed underground drilling program. The results are confirmatory and the individual releases can be accessed through the SEDAR website.

The completion of this development program is an essential step towards advancing the Project through to the completion of a feasibility study, planned to be tendered prior to the end of 2005 and completed in 2006, by providing underground working access to conduct in-fill drilling as

well as confirmatory sampling of the resource by cross-cutting into the mineralized zone. The underground definition diamond drilling is designed to provide improved knowledge of the existing resource by increasing the drilling density and, in conjunction with the completion of a feasibility study, will determine whether the resource can be upgraded to the reserve category. A sampling program to be taken from the cross-cut into the mineral zone will be of assistance in providing improved grade continuity data required for the mine design and metallurgical information for refinement of mill and process design.

During the third quarter of 2005, the Company completed the final payment under the two Afton option agreements by issuing 200,000 common shares. The Company had previously completed the expenditure commitment. As a result, the Company has a 100% interest in the mineral claims covering the Company's current mineral resources at Afton. The Optionor's, one of whom is a Director and has a one-half interest in the agreement, maintain a 10% net profits royalty which the Company holds an option to purchase for $2 million on or before December 1, 2010.

Afton and Ajax Exploration Properties

In addition, the Company commenced a surface exploration program during the second quarter of 2005 designed to look at the entire Afton and Ajax property claims block. The drilling program is expected to re-commence in December 2005 combined with the flying of a new geophysical airborne survey. The airborne survey will now be undertaken in the fourth quarter of 2005 and will include high resolution magnetometer, E.M. and radio metrics. The Ajax property is connected via a 10km road to the Afton mineral claims. The Company intends to prioritize the most prospective drilling targets as part of an expanded regional exploration program planned for 2006.

SELECTED QUARTERLY INFORMATION

The results of operations are summarized in the following tables which have been prepared in accordance with Canadian GAAP:

	2005		2005	2004
$Cdn	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Income Statement				
(Loss)	**(490,854)**	(803,078)	(825,908)	(1,144,892)
Loss per share	**(0.04)**	(0.06)	(0.06)	(0.08)
Balance Sheet				
Working Capital	**13,099,254**	17,784,732	20,566,933	24,166,554
Total Assets	**34,180,290**	34,986,982	31,639,796	31,795,645
Statement of Cash Flows				
Payments for mineral claim interest and exploration costs	**(4,422,861)**	(4,252,999)	(3,080,817)	(1,699,439)
Cash flow from (used for) financing activities	**(5,668)**	2,967,941	(5,667)	169,323

	2004		2004	2003
$Cdn	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Income Statement				
Income/(Loss)	(146,626)	(20,422)	62,395	(809,697)
Earnings/(Loss) per share	(0.01)	(0.01)	0.01	(0.09)
Balance Sheet				
Working Capital	26,185,696	25,346,309	29,290,016	24,675,849
Total Assets	30,729,760	29,456,408	29,313,654	28,470,396
Statement of Cash Flows				
Payments for mineral claim interest and exploration costs	(375,412)	(234,459)	(77,326)	(762,705)
Cash flow from (used for) financing activities	1,362,332)	155,735	915,500	22,521,250

Comparative periods

During the third quarter of 2005, the Company invested approximately $4.4 million on its mineral claims as compared to $0.4 million in the comparative quarter in 2004 for an increase of $4.0 million. The increase is primarily the result of spending $3.0 million on tunneling and decline development and $0.7 million on an in-fill drilling program and related assaying costs. In the comparative quarter, the Company had finalized the selection of the underground contractor prior to the commencement of the program in the fourth quarter of 2004. The remainder of the costs during the quarter relate to surface exploration and project overheads.

The same trend and explanations for the increase continued for the year-to-date results with the Company investing $11.8 million in the 2005 year to date period as compared to $0.7 million in the comparative period in 2004.

The Company incurred a loss of $490,854 million or $0.04 per share in the third quarter of 2005 versus a loss of $146,626 or $0.01 per share in the comparative quarter of 2004 or an increase of $344,228. The increase in the loss is primarily attributed to an increase of $261,531 million in wages and benefits costs, as compared to $82,350 in consulting fees, as result of an increase in management personnel as well as converting consultants to employees. In addition, the enhanced marketing program of the Company continued in the third quarter resulting in higher travel and promotional costs.

Interest income was $108,282 million in the current 2005 quarter which was comparable to the quarter in 2004 at $94,883.

LIQUIDITY & CAPITAL RESOURCES

As at September 30, 2005, the Company had working capital of $13.1 million versus $20.6 million as at December 31, 2004. During the third quarter of 2005 the Company commenced a non-brokered private placement by issuing 350,000 flow-through common shares at a price of $7.00 per share for gross proceeds of $3 million which subsequently closed on October 6, 2005. This financing followed a completed non-brokered private placement in the second quarter of

400,000 flow-through common shares at a price of $7.50 per share for gross proceeds of $3 million. Proceeds from these private placements are planned to be used to expand and accelerate the Company's exploration efforts at its Afton and Ajax Copper-Gold properties. The proceeds from the financing partially offset the expenditures of $11.8 million incurred year-to-date on the project development.

The Company's current working capital level is sufficient to meet its presently planned funding requirements for this stage of the Afton Project up to and including the completion of a feasibility study in 2006. Additional near-term financing may be sought in the event the Company chooses to significantly expand the current underground development and exploration program, if the feasibility study tendering in the fourth quarter of 2005 identifies a cost increase beyond that initially budgeted or if the Company chooses to pre-fund the future development of a new mine. Future funding can be completed by issuing common shares or by continuing the use of flow-through financings for qualifying activities.

The Company will look at the availability of project debt financing in parallel with the feasibility study and permitting during 2006.

Related Party Transactions

During the period ended September 30, 2005 the following related party transactions occurred:

	Nine Months Ended	
	September 30, 2005	September 30, 2004
For consulting, administration and exploration costs charged by a Director of the Company. Effective January 1, 2005, these services ceased to be provided by a related party.	**$ -**	$ 114,750
For wages and consulting services charged by a related person of a Director.	**$ 72,000**	$ 54,600
For 100,000 shares issued in payment on Afton mineral claim interest option agreement to a Director of the Company	**$ 30,000**	-
For geological consulting services on mineral properties charged by an Officer of the Company. Effective January 1, 2005, these services ceased to be a related party.	**$ -**	$ 68,060
For secretarial and administrative services charged by a Director of the Company. Effective January 1, 2005, these services ceased to be a related party.	**$ -**	$ 53,704

2005 OUTLOOK

The Company's previously stated priorities remain the focus for the Company for the remainder of 2005 and will continue into the first half of 2006. The Company will focus its main attention on the advancement of the Afton Project through exploration to the feasibility stage in 2006. The Company is well funded to advance the Project and will also assess the potential of its overall land package through a regional exploration program in 2006. The Company will continue to review its financing requirements and consider additional equity offers, through either equity financings and or in a combination with flow-through financing. In addition, the Company will be proceeding with its investigation into the permitting process which commenced in earnest in the second quarter of 2005 and will continue on into 2006.

As at November 3, 2005, the Company's outstanding capital stood at:

Common shares	15,037,097
Common stock options	1,312,000
Compensation options	395,000

Forward-Looking Statement

Certain statements included herein, including those regarding production and costs and other statements that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule", and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. In particular, the Management's Discussion and Analysis includes many such forward-looking statements and such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of New Gold to be materially different from it's estimated future results, performance or achievements expressed or implied by those forward-looking statements and it's forward-looking statements are not guarantees of future performance.

The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.

US Investors Should Note

The U.S. Securities and Exchange Commission ("SEC") permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as "resources" that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The management of New Gold Inc. is responsible for the preparation of the accompanying unaudited interim financial statements. The unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a *review of interim financial statements by an entity's auditor.* These unaudited financial statements include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the financial position, results of operations and cash flows.

Chris Bradbrook
President and Chief Executive Officer

Paul Martin
Chief Financial Officer and
Vice President, Finance

November 3, 2005

New Gold Inc. (formerly DRC Resources Corporation)
(An Exploration Stage Company)

INTERIM BALANCE SHEETS

As at September 30, 2005 and December 31, 2004

(Unaudited and Canadian dollars)

		Sep 30, 2005		*(Note 13)* Dec 31, 2004
ASSETS				
Current assets:				
Cash and cash equivalents	$	**14,513,155**	$	25,029,585
Accrued interest receivable		**13,858**		71,912
Amounts receivable		**643,751**		170,636
Prepaid expenses		**103,513**		81,442
		15,274,277		25,353,575
Mineral Properties – Schedule *(Note 2)*		**18,391,292**		5,933,932
Property and Equipment *(Note 3)*		**514,721**		508,138
	$	**34,180,290**	$	31,795,645
LIABILITIES				
Current liabilities:				
Accounts payable and accrued liabilities	$	**2,152,352**	$	1,164,350
Current portion of capital lease payable *(Note 4)*		**22,671**		22,671
		2,175,023		1,187,021
Capital lease payable *(Note 4)*		**13,225**		30,228
Future income taxes *(Note 5)*		**1,918,697**		922,675
		4,106,945		2,139,924
SHAREHOLDERS' EQUITY				
Share capital *(Note 6)*		**34,973,210**		33,008,361
Contributed surplus *(Note 9)*		**1,440,805**		868,190
Deficit		**(6,340,670)**		(4,220,830)
		30,073,345		29,655,721
	$	**34,180,290**	$	31,795,645

Commitments and Contingent Liabilities *(Note 12)*

APPROVED BY THE BOARD

Chris Bradbrook
Director

R. Gregory Laing
Director

See accompanying notes.

New Gold Inc. (formerly DRC Resources Corporation)
(An Exploration Stage Company)

INTERIM STATEMENTS OF LOSS AND DEFICIT

For the three and nine-month periods ended September 30, 2005 and September 30, 2004

(Unaudited and Canadian dollars)

	(Note 13) Three Months Ended		*(Note 13)* Nine Months Ended	
	Sep 30, 2005	Sep 30, 2004	**Sep 30, 2005**	Sep 30, 2004
Income:				
Interest and other income	$ **108,282**	$ 94,883	$ **386,516**	$ 414,740
Gain on sale of marketable security	**-**	-	**-**	8,290
Gain on sale of investment property	**-**	-	**-**	32,801
Foreign exchange gain (loss)	**(9,192)**	(9,358)	**(1,186)**	304
	99,090	85,525	**385,330**	456,135
Expenses:				
Amortization	**25,951**	19,286	**69,943**	28,524
Consulting and management fees	**17,000**	82,350	**36,947**	169,850
Insurance	**27,756**	(4,000)	**117,754**	12,000
Office and miscellaneous	**29,100**	42,052	**76,968**	99,131
Professional fees	**41,477**	13,545	**63,051**	75,537
Regulatory and filing fees	**19,958**	16,587	**74,190**	41,613
Rent	**23,693**	16,679	**59,802**	28,898
Stock-based compensation *(Note 7(b))*	**-**	-	**572,615**	-
Telephone	**4,666**	1,737	**9,983**	3,945
Transfer agent	**1,448**	1,361	**10,683**	7,695
Travel, conferences and promotion	**128,930**	36,381	**354,632**	76,439
Wages and benefits	**261,531**	-	**1,131,340**	-
	581,510	226,428	**2,577,928**	543,843
Loss before income taxes	**(482,420)**	(140,903)	**(2,192,578)**	(87,708)
Future income taxes *(Note 5)*	**(8,434)**	(5,723)	**72,738**	(16,945)
Loss for the period	**(490,854)**	(146,626)	**(2,119,840)**	(104,653)
Deficit, beginning of period	**(5,849,816)**	(2,929,312)	**(4,220,830)**	(2,971,285)
Deficit, end of period	$ **(6,340,670)**	$ (3,075,938)	$ **(6,340,670)**	$ (3,075,938)
Weighted average number of shares outstanding			**13,761,771**	13,356,110
Loss per share (Basic and diluted)	$ **(0.04)**	$ (0.01)	$ **(0.15)**	$ (0.01)

See accompanying notes.

New Gold Inc. (formerly DRC Resources Corporation)
(An Exploration Stage Company)

INTERIM STATEMENTS OF CASH FLOWS

For the three and nine-month periods ended September 30, 2005 and September 30, 2004

(Unaudited and Canadian dollars)

		(Note 13)		*(Note 13)*
	Three Months Ended		**Nine Months Ended**	
	Sep 30, 2005	Sep 30, 2004	**Sep 30, 2005**	Sep 30, 2004
Cash provided by (used for):				
OPERATING ACTIVITIES				
Loss for the period	**$ (490,854)**	$ (146,626)	**$ (2,119,840)**	$ (104,653)
Items not involving cash:				
Amortization	**25,951**	19,286	**69,943**	28,524
Stock-based compensation	**-**	-	**572,615**	
Gain on sale of marketable security	**-**	-	**-**	(8,290)
Gain on sale of investment property	**-**	-	**-**	(32,801)
Future income taxes	**8,434**	5,723	**(72,738)**	16,945
	(456,469)	(121,617)	**(1,550,020)**	(100,275)
Net change in non-cash working capital items	**(403,982)**	11,272	**(100,845)**	(185,182)
Cash used for operating activities	**(860,451)**	(110,345)	**(1,650,865)**	(285,457)
INVESTING ACTIVITIES				
Proceeds on sale of marketable security	**-**	-	**-**	9,790
Proceeds on sale of investment property	**-**	-	**-**	143,668
Payments for mineral properties exploration costs	**(4,422,861)**	(375,412)	**(11,756,677)**	(687,197)
Acquisition of property and equipment	**(27,086)**	(25,916)	**(65,494)**	(197,531)
Cash used for investing activities	**(4,449,947)**	(401,328)	**(11,822,171)**	(731,270)
FINANCING ACTIVITIES				
Payments on capital lease	**(5,668)**	(5,668)	**(17,003)**	(9,437)
Cash proceeds from shares issued	**-**	1,368,000	**3,000,000**	2,375,000
Share issue costs paid	**-**	-	**(26,391)**	-
Cash provided by (used for) financing activities	**(5,668)**	1,362,232	**2,956,606**	2,365,563
(Decrease) Increase in cash and cash equivalents	**(5,316,066)**	850,659	**(10,516,430)**	1,348,836
Cash and cash equivalents, beginning of period	**19,829,221**	25,235,338	**25,029,585**	24,737,161
Cash and cash equivalents, end of period	**$ 14,513,155**	$ 26,085,997	**$ 14,513,155**	$ 26,085,997
Cash and cash equivalents comprises:				
Cash			**$ 670,224**	$ 92,764
Term deposits and short-term discount notes			**13,842,931**	25,993,233
			$ 14,513,155	$ 26,085,997

* *Supplemental disclosure of non-cash financing and investing activities: refer to note 10.*

See accompanying notes.

New Gold Inc. (formerly DRC Resources Corporation)
(An Exploration Stage Company)

INTERIM SCHEDULE OF MINERAL PROPERTIES

For the nine-month period ended September 30, 2005 and Year Ended December 31, 2004

(Unaudited and Canadian dollars)

	Sep 30,2005	*(Note 13)* Dec 31, 2004
ACQUISITION COSTS:		
Kamloops Afton Claims	$ **601,734**	$ 541,734
Kamloops Ajax-Python Claims	**48,732**	48,732
Timmins, Ontario Claims	**1**	1
Balance, End of Period	$ **650,467**	$ 590,467

DEFERRED EXPLORATION COSTS	Afton Claims	Ajax-Python Claims	Sep 30, 2005	*(Note 13)* Dec 31, 2004
Balance, Beginning of Period	$ 5,118,047	$ 225,418	$ **5,343,465**	$ 2,956,829
Above-ground Exploration Costs				
Assays and testing	13,430	-	**13,430**	11,019
Drilling	217,405	-	**217,405**	131,944
Engineering	-	-	-	37,380
Geological consulting	9,925	-	**9,925**	51,615
Miscellaneous	16,239	-	**16,239**	7,278
Staking and filing fees	442	240	**682**	4,781
Supplies and equipment	62,605	-	**62,605**	3,829
Travel and accommodation	14,343	-	**14,343**	10,529
Grant recoveries	-	-	-	(40,311)
Wages and benefits	127,320	-	**127,320**	9,348
	461,709	240	**461,949**	227,412
Underground exploration costs				
Assays and testing	198,434	-	**198,434**	1,049
Drilling	1,306,627	-	**1,306,627**	59,556
Engineering	28,286	-	**28,286**	184,494
Geological consulting	228,167	-	**228,167**	233,552
Insurance	4,182	-	**4,182**	36,161
Miscellaneous	10,133	-	**10,133**	6,728
Road construction and maintenance	35,411	-	**35,411**	221,240
Supplies and equipment rental	122,741	-	**122,741**	49,636
Travel and accommodation	50,367	-	**50,367**	24,990
Tunneling and decline costs	9,420,002	-	**9,420,002**	1,319,167
Utilities	103,575	-	**103,575**	-
Wages and benefits	427,486	-	**427,486**	22,651
	11,935,411	-	**11,935,411**	2,159,224
Balance, End of Period	$ 17,515,167	$ 225,658	$ **17,740,825**	$ 5,343,465
Mineral Properties			$ **18,391,292**	$ 5,933,932

See accompanying notes.

NOTES TO INTERIM FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

New Gold Inc., which changed its name from DRC Resources Corporation on June 1, 2005 (the "Company"), is in the process of exploring and developing several mineral prospects in British Columbia, Canada. Its principal project, the Afton copper-gold project, which has previously been subject to exploration and an advanced scoping study has not yet been confirmed to have economically viable copper/gold reserves. The Company's intention is to commence a feasibility study in 2005 to confirm whether economical reserves exist.

The underlying value of the Company's mineral claims is dependent upon the existence and economic recovery of mineral reserves in the future, and the ability of the Company to raise long-term financing to complete the development of the project. In addition, the investments may be subject to changes in government relations related to mining activities, economic instability and access rights disruption.

The Company believes it has adequate funds available to meet its corporate and administrative obligations plus its funding requirement to complete the current underground exploration program and a feasibility study for the Afton copper/gold project. Management will have to pursue additional financing upon the completion of a positive feasibility to finance the projects construction. There can be no assurance it will be able to raise sufficient funds, if, as and when these funds are required.

These interim financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada and should be read in conjunction with the Company's audited annual consolidated financial statements for the year ended 2004.

2. MINERAL PROPERTIES

a) Kamloops, B.C. Afton Mineral Property

Under the terms of two option agreements ("Option") dated September 22, 1999 to acquire the Afton Mineral Claims, the Company agreed to issue 2 million common shares and complete an aggregate work commitment totaling $6.5 million over nine years to earn the rights to the mineral claims. Under the terms of the Option agreement to acquire the mineral claims for the Afton Mineral Claims, the optionors retained a 10% net profit royalty (see note *12(b)*).

The Company made the final common share payment of 200,000 common shares on August 22, 2005 and now has completed its commitment under the Option agreement. The Company has a 100% interest in the mineral claims subject to the 10% royalty maintained by the optionors.

A director of the Company has a one-half interest in the Option agreement as one of the optionors.

b) Kamloops, B.C., Ajax-Python Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty. Claim work completed has extended the claims in good standing until September 26, 2011.

c) Timmins, Ontario, Mineral Property

The Company has a 100% interest in 11 mineral claims located in the Porcupine Mining Division of Ontario. The mineral claims are in good standing until October 14, 2006.

3. PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value Sep 30, 2005
Land	**$ 56,900**	**$ -**	**$ 56,900**
Building	**104,700**	**9,161**	**95,539**
Transportation vehicles	**130,071**	**51,930**	**78,141**
Mining equipment	**219,231**	**32,255**	**186,976**
Office and computer equipment	**141,880**	**44,715**	**97,165**
	$ 652,782	**$ 138,061**	**$ 514,721**

	Cost	Accumulated Amortization	*(Note 13)* Net Book Value Dec 31, 2004
Land	$ 56,900	$ -	$ 56,900
Building	104,700	5,235	99,465
Transportation vehicles	130,071	32,420	97,651
Mining equipment	212,926	-	212,926
Office and computer equipment	77,741	36,545	41,196
	$ 582,338	$ 74,200	$ 508,138

4. CAPITAL LEASE PAYABLE

	Nine Months Ended Sep 30, 2005	*(Note 13)* Year Ended Dec 31, 2004
GMAC, 0%, repayable in monthly installments of $1,889, matures April 30, 2007	**$ 35,896**	$ 52,899
Less: current portion due within one year	**(22,671)**	(22,671)
	$ 13,225	$ 30,228

5. FUTURE INCOME TAXES

During the current period, flow-through shares totalling $3,000,000 were issued, which funds are required to be spent on certain Canadian exploration expenditures. During the period ended September 30, 2005, $3,000,000 was spent on Canadian exploration expenditures. Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability, which is equal to the renunciation, times the corporation tax rate when expenditures are renounced.

6. SHARE CAPITAL

Authorized:

40,000,000 common shares without par value

Issued and Outstanding:

	Number of Shares		Amount
Balance, December 31, 2004	13,941,766	$	33,008,361
Issued for cash			
Private placement, net of share issue costs *(a)*	400,000		2,793,809
Issued for finders' fee *(a)*	29,000		179,800
Tax effect of flow-through shares	-		(1,068,760)
Issued for mineral claim interests *(b)*	200,000		60,000
Balance, September 30, 2005	14,570,766	$	34,973,210

a) On April 22, 2005, the Company completed a non-brokered private placement by issuing 400,000 flow-through common shares at a price of $7.50 per share for gross proceeds of $3 million (net proceeds $2,793,809). The Company issued 29,000 shares, at a market value of $6.20 per share, as a finder's fee for placement of the shares.

b) The Company issued the final share commitment of 200,000 common shares at a deemed value of $0.30 per share in accordance with the Afton mineral claim agreement.

7. STOCK OPTIONS

a) On May 4, 2005, at the Company's Annual General Meeting, the disinterested shareholders approved a change to the Company's Stock Option Plan ("Plan"). The approved change increased the number of options issuable from a fixed amount of 1,000,000 options to 10% of the outstanding capital of the Company on a reloading basis. The reloading basis allows the number of options eligible to be issued to increase to the current 10% level of the then present outstanding capital of the Company. In addition, exercised options are also automatically reloaded into the Plan. The Plan also requires disinterested shareholders to renew their approval every subsequent third year.

Options issued under the previous or new Plan have vesting provisions which are determined at the discretion of the Board of Directors. Recent issuances have had vesting provisions from 4 months up to a period as long as 12 months.

As at September 30, 2005, the stock options held by directors, consultants and employees are as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Balance, December 31, 2004	700,000	$4.90	4.3
Granted	562,000	$6.68	4.5
Terminated	(15,000)	$6.40	4.5
Balance, September 30, 2005	1,247,000	$5.68	4.2

The fair value of options granted valued during the period ended September 30, 2005 was $572,615 (2004 - $nil) and has been estimated at the date of grant using a Black-Scholes option pricing model. The current period's valuation was calculated with the following assumptions: weighted average risk free interest rate of 3.44% (2004 - nil%); volatility factor of the expected market price of the Company's common stock of 43% (2004 - nil%); and a weighted average expected life of the options of 2.5 years (2004 - nil). The resulting weighted average cost per option granted was $2.54 (2004 - $nil). The estimated fair value of the options is expensed over the vesting period.

The fair value compensation recorded for the period ended September 30, 2005 in respect of awards granted in 2005 was $572,615 (2004 - $nil).

b) Compensation Options

As at September 30, 2005, the following compensation options were issued and outstanding:

Expiry Date	Number of Compensation Options	Weighted Average Exercise Price
November 6, 2005	345,000	$7.50
October 13, 2006	50,000	4.60
	395,000	$7.13

The exercise of the outstanding options in the loss calculation would be anti-dilutive.

New Gold Inc. (formerly DRC Resources Corporation)
(An Exploration Stage Company)

INTERIM SCHEDULE OF MINERAL PROPERTIES

For the nine-month period ended September 30, 2005 and Year Ended December 31, 2004

(Unaudited and Canadian dollars)

8. RELATED PARTY TRANSACTIONS

	Nine Months Ended	
	Sep 30, 2005	Sep 30, 2004
a) For consulting, administration and exploration costs charged by a Director of the Company. Effective January 1, 2005, these services ceased to be provided by a related party.	**$ -**	$ 75,000
b) For wages and consulting services charged by a related person of a Director.	**$ 72,000**	$ 33,000
c) For geological consulting services on mineral properties charged by an Officer of the Company. Effective January, 2005, these services ceased to be a related party.	**$ -**	$ 37,060
d) For 100,000 shares issued in payment pursuant to the Afton mineral claim option agreement to a Director of the Company.	**$ 30,000**	**$ -**
e) For secretarial and administrative services charged by a Director of the Company. Effective January 1, 2005, these services ceased to be a related party.	**$ -**	$ 35,973

9. CONTRIBUTED SURPLUS

The following table identifies the changes in contributed surplus for the period:

	Stock-Based Compensation
Balance, December 31, 2004	$ 868,190
Stock-based compensation	572,615
Balance, September 30, 2005	$ 1,440,805

10. SUPPLEMENTARY CASH FLOW INFORMATION

The Company conducted non-cash investing and financing activities as follows:

	Nine Months Ended	
	Sep 30, 2005	Sep 30, 2004
Investing Activities		
Vehicle acquired via capital lease	**$ -**	$ 68,013
Financing Activities		
Value assigned to options granted	**572,615**	-
Shares issued for mineral properties	**60,000**	-
Shares issued for finders' fee	**179,800**	-
Finders' fee satisfied by issue of shares	**(179,800)**	-
	$ 632,615	$ 68,013

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, corporate notes, amounts receivable, accounts payable and accrued liabilities and capital lease payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of cash, term deposits, corporate notes, amounts receivable and accounts payable approximate their carrying values due to the relatively short period to maturity of these instruments.

12. COMMITMENTS AND CONTINGENT LIABILITIES

a) The Company awarded a contract totalling $10,811,066 for underground development work on the "Afton" Mineral Property in October 2004 and to September 30, 2005 the Company has incurred costs of $9,420,002 against this contract. The work is expected to be completed before the end of the year 2005 and the contract services can be increased or decreased by up to 20%, within specified time frames, at the Company's election.

b) Under the terms of the Option agreements to acquire the mineral claims for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2,000,000 in cash or shares of the Company.

c) The Company has entered into two service agreements ("Agreements") dated April 23, 2003, and subsequently amended on January 1, 2005, to provide employment for the Chairman (formerly the President) and the Corporate Secretary (the "Parties"). The Agreements, amongst other things, provide for the terms and conditions for termination where no moral turpitude or dishonesty has occurred on the part of Parties as well as for retirement provisions should the Parties decide to cease their involvement in the Company. Upon termination by the Company or retirement by either of the Parties, the Company is obligated to pay a lump sum payment equal to one month's base compensation (based on the prior year's average monthly rate) for each year of service. As at September 30, 2005 the liability under these employment conditions amount to $318,750 for the Chairman and $128,892 for the Corporate Secretary. These amounts have been accrued and charged during the period to wages and benefits in the Statement of Loss.

d) The Company is committed to operating leases for office premise rentals in Vancouver and Toronto in the aggregate of $125,507. The future minimum lease payments as at September 30, 2005 are as follows:

2005	$ 10,404
2006	42,131
2007	45,118
2008	27,854
	$ 125,507

13. COMPARATIVE FIGURES

The amounts disclosed in these interim financial statements as at December 31, 2004 were subject to an audit engagement. These interim financial statements include the accounts of the Company and its U.S. wholly-owned subsidiary, Dynamic Resources Corporation, Inc. All significant inter-company transactions and balances were eliminated on consolidation in 2004. Effective January 1, 2005, the operations of the wholly-owned subsidiary were wound up.

14. SUBSEQUENT EVENT

October 6, 2005, the Company completed its previously announced non-brokered private placement. As a result, the Company has issued 430,000 flow-through common shares at a price of $7.00 per share for gross proceeds of $3.01 million. The Company issued 36,331 shares, at a market value of $5.78 per share, as a finder's fee for placement of the common shares.

new gold inc.

Vancouver
595 Howe Street, Suite 601
Vancouver, B.C. V6C 2T5
Canada
Phone: 604-687-1629
Fax: 604-687-2845

Toronto
70 University Avenue, Suite 1460
Toronto, Ontario M5J 2M4
Canada
Phone: 416-977-1067
Toll-free: 877-977-1067
Fax: 416-977-5406

Email: invest@newgoldinc.com

Website: www.newgoldinc.com